Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

July 3, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik

Erin Jaskot

Re:	Therapix Biosciences Ltd.

Registration Statement on Form F-3

Filed June 20, 2018

File No. 333-225745

Ladies and Gentlemen:

On behalf of Therapix Biosciences Ltd. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated June 30, 2018 with respect to the above-referenced Registration Statement on Form F-3.

Description of American Depositary Shares
Description of Ordinary Shares, page 15

1.       We note the arbitration provision in Section 22(c)(3) of your Articles of Association. Please tell us whether this provision is intended to apply to claims brought under the United States federal securities laws and whether it impacts the rights of ADS holders. In addition, please include disclosure about the provision and its impact in your Description of American Depositary Shares and Description of Ordinary Shares, as appropriate.

Response: The Company has advised that the arbitration provision in Section 22(c)(3) of the Company’s Articles of Association (the “arbitration provision”) is a corporate governance provision that is solely intended to identify the authorized organ of the Company that can refer a matter to arbitration and does not create any obligation or commitment or cause any liability to any third party. Such provision identifies the Board of Directors of the Company (instead of, for example, the Chief Executive Officer or at a general meeting of the Company’s shareholders) as the organ of the Company that can refer any claim or demand of the Company or against the Company to arbitration and does not mandate or otherwise require arbitration in connection with any claim. Accordingly, the arbitration provision does not alter, restrict, limit or effect, prima facie, the rights of an ADS holder or ordinary shareholder of the Company in any way. Because the arbitration provision does not impact the rights of ADS holders or ordinary shareholders in any way, we believe that additional disclosure in the Registration Statement is not appropriate.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

We hope that the above response is acceptable to the Staff. Please do not hesitate to call the undersigned at (212) 692-6732 with any comments or questions regarding this response letter. We thank you for your time and attention.

Very truly yours,

/s/ Jeffrey P. Schultz

Jeffrey P. Schultz